EXHIBIT 3
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NEWS RELEASE
MAY 20TH, 2003


ARC ENERGY TRUST ANNOUNCES CONVERSION OF $170 MILLION OF CONVERTIBLE DEBENTURES AND A SUBSEQUENT SECONDARY OFFERING OF TRUST UNITS
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CALGARY, MAY 20, 2003 (AET.UN AND ARX - TSX) - ARC Energy Trust (the "Trust")
announced today that the holder of the $320 million adjustable convertible unsecured subordinated debentures of the Trust, that were issued in connection with the Trust's recent acquisition of Star Oil & Gas Ltd. ("Star"), has notified the Trust of its intention to convert at least $170 million of the debentures into ARC Energy Trust Units ("Trust Units").

At the time of the Star acquisition, the Trust issued $320 million of special convertible debentures to United ARC L.P. ("United") as part payment for the acquisition. The debentures were convertible into Trust Units on terms specified at that time.

In a transaction agreed to today, United entered into a bought deal agreement to sell the 14,358,108 Trust Units received on conversion to a syndicate of underwriters for resale to the public. The underwriting syndicate is led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and includes RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd. and Dundee Securities Corporation. United has granted the underwriters an option (the "Underwriters' Option"), exercisable in whole or in part prior to closing, to purchase up to an additional 2,533,783 trust units. If the Underwriters' Option is exercised in full, United will convert $200 million of the debentures. The Trust will file a preliminary short form prospectus for this secondary offering of trust units with Canadian securities regulators on or before May 22, 2003. The Trust Units will be offered at a price of $11.95 per unit to the public in all provinces of Canada. Closing of the offering is expected to occur on June 10, 2003, and is subject to regulatory approvals.

United has also entered into an agreement to sell all of the 8% Adjustable Convertible Subordinated Debentures of the Trust that it will have remaining after completion of the Trust Unit sale (the "Debentures") to CIBC World Markets Inc. and BMO Nesbitt Burns Inc. on a bought deal basis. The amount of Debentures to be sold will be a maximum $150 million, if the Underwriters' Option is not exercised and a minimum of $120 million if the Underwriters' option is exercised. In conjunction with this offering, the minimum size of the debentures will be reduced to $1.0 million. The Trust will file a preliminary short form prospectus for the offering of the Debentures with Canadian securities regulators on or before May 22, 2003. Closing of the offering is expected to occur on June 10, 2003, and is subject to regulatory approvals. The debentures will not be listed on the TSX.

The Trust will not receive any proceeds from the conversion or sale of these trust units or debentures, but will benefit through a reduction in its outstanding indebtedness. On a pro-forma basis, the Trust's debt to trailing 12 month adjusted cash flow ratio, including the remaining debentures as debt, will be reduced to 1.6 times, upon conversion of the $170 million of debentures and
1.5 times if $200 million of debentures are converted.

News Release
May 20, 2003
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"This transaction is consistent with our previously stated intention of reducing, or eliminating the convertible debentures on favourable terms to our unitholders as quickly as possible after the completion of the Star acquisition" said John Dielwart, President and CEO of the Trust.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of over 62,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

              NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
                       DISSEMINATION IN THE UNITED STATES.

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9
                               Tel: (403) 503-8600